FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - DECEMBER 5, 2006

BAYTEX ENERGY TRUST ANNOUNCES 2007 CAPITAL BUDGET
AND OPERATIONAL GUIDANCE, HEDGING UPDATE AND
MANAGEMENT APPOINTMENTS

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the following corporate updates:

2007 Capital Budget and Operational Guidance

The Board of Directors of Baytex has approved a 2007 capital budget of $140 million designed to maintain our production at the same level as 2006, which is expected to average approximately 34,400 boe/d. Sixty percent of this budget has been allocated to our heavy oil operations, with the planned drilling of 78 gross wells including 18 primary horizontal producers in our Seal area in the Peace River oil sands region. Forty percent of this budget has been allocated to our conventional oil and gas operations, with the planned drilling of 41 gross wells.

Based on the current outlook of commodity prices, cash flow from operations in 2007 is expected to be sufficient to fully fund the above capital budget and the $0.18 per unit monthly distributions to our unitholders. Baytex will continue to have a strong balance sheet, with total debt of approximately $365 million and over 50% of our $300 million secured bank facilities undrawn.

A great deal of uncertainty has been introduced into the equity market and the future operations of income trusts since the federal government’s announcement of a “Tax Fairness Plan” on October 31, 2006. We believe that the Plan is flawed and unjust and we are working diligently through our memberships in the Coalition of Canadian Energy Trusts and the Canadian Association of Income Funds to persuade the government to implement this Plan in a way that more fairly reflects our industry’s contributions to the Canadian economy. With our operational and financial strength, Baytex is in an excellent position to continue with our prudent management practice to deliver superior and consistent returns to our investors, regardless of the legal and economic implications of the proposed Plan. We urge all unitholders and interested parties to continue to contact their parliamentary representatives to express their opinions regarding the tax proposal.

Hedging Update

Baytex has recently entered into certain natural gas physical sales contracts for the summer months of April through October 2007. These new contracts, combined with existing hedging positions are intended to provide downside protection to 2007 cash flow, while allowing for upside participation in a high commodity price environment. Baytex will continue to monitor market developments and may enter into additional similar contracts if deemed desirable. The following summarizes our hedging positions with respect to 2007:

Financial Derivative Contracts

Oil	Year	Volume	Floor Price	Average Cap Price
WTI Collar	2007	5,000 bbl/d	US$55.00	US$83.69
WTI Collar	2007	3,000 bbl/d	US$60.00	US$80.47

Foreign Currency	Year	Amount	Floor Rate	Cap Rate
Collar	2007	US$60 million	$0.8621	$0.9229

Physical Sales Contracts

Natural Gas	Volume	Average Price (C$/McF)
Winter (Nov 2006 - Mar 2007) AECO Collar	14.2 MMcf/d	$8.44 - $10.23

Summer (Apr 2007 - Oct 2007) AECO Collar	9.5 MMcf/d	$7.02 - $9.73

Management Appointments

Baytex is also pleased to announce the following new appointments to our senior management team:

•
Mr. Randal J. Best has been appointed Senior Vice-President, Corporate Development. Mr. Best is a Professional Engineer with 27 years of industry experience. He has been the Vice-President of Corporate Development since the inception of the Trust. Mr. Best continues to report to Mr. Ray Chan, our President and Chief Executive Officer, in his new position.

•
Mr. Stephen Brownridge has been appointed Vice-President, Heavy Oil. Mr. Brownridge has a M.Sc. in geology with 20 years of industry experience. He joined Baytex in 1997 and has been the Manager of our Heavy Oil Business Unit since the inception of the Trust. Mr. Brownridge continues to report to Mr. Anthony Marino, our Chief Operating Officer, in his new position.

•
Mr. Brett J. McDonald has been appointed Vice-President, Land. Mr. McDonald is a Petroleum Landman with over 25 years of industry experience. He joined Baytex in 2000 and has been the General Manager of Land since the inception of the Trust. Mr. McDonald continues to report to Mr. Marino in his new position.

•
Mr. Mark F. Smith has joined Baytex as Vice-President, Conventional Oil and Gas. Mr. Smith is a Professional Engineer with over 25 years of industry experience. He was most recently Vice-President, Development of the North Business Unit of Burlington Resources Canada/Conoco Phillips Canada. Mr. Smith reports to Mr. Marino in his new position.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & Chief Executive Officer
Telephone: (403) 267-0715
or
Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639
or
Erin Hurst, Investor Relations Representative
Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca